As filed with the Securities and Exchange Commission on May 16, 2006

Registration Statement No. 333-133218

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ANTARES PHARMA, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	41-1350192
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

707 Eagleview Boulevard, Suite 414

Exton, Pennsylvania 19341

(610) 458-6200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jack E. Stover

President and Chief Executive Officer

Antares Pharma, Inc.

707 Eagleview Boulevard, Suite 414

Exton, Pennsylvania 19341

(610) 458-6200

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Joanne R. Soslow, Esq.

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103

Telephone: (215) 963-5262

Telecopy: (215) 963-5001

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Common Stock, $0.01 par value per share	9,170,000	$1.52(3)	$13,938,400(3)	$1,492
Common Stock underlying warrants	7,454,500	$1.52(4)	$11,330,840(4)	$1,213
Common Stock, $0.01 par value per share	50,000	$1.47(5)	$73,500(5)	$ 8
Common Stock underlying warrants	705,000	$1.47(6)	$1,036,350(6)	$ 111

(1)	This registration statement also relates to an indeterminate number of shares of common stock issued to prevent dilution resulting from stock splits, stock dividends or similar transactions in accordance with Rule 416.

(2)	$2,705 of the filing fee was paid pursuant to the original filing of this registration statement on April 12, 2006.

(3)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low prices on the American Stock Exchange on April 7, 2006 pursuant to the original filing of this registration statement on April 12, 2006.

(4)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(g) under the Securities Act and based upon the average of the high and low prices on the American Stock Exchange on April 7, 2006 pursuant to the original filing of this registration statement on April 12, 2006.

(5)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low prices on the American Stock Exchange on May 12, 2006.

(6)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(g) under the Securities Act and based upon the average of the high and low prices on the American Stock Exchange on May 12, 2006.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders named in this prospectus are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated May 16, 2006

PROSPECTUS

ANTARES PHARMA, INC.

17,379,500 SHARES OF COMMON STOCK

This prospectus relates to resales of shares of common stock and shares of common stock underlying warrants previously issued by Antares Pharma, Inc. to:

•	certain selling stockholders in a private placement of securities that closed on March 2, 2006;

•	Sicor Pharmaceuticals, Inc. on November 23, 2005; and

•	certain selling stockholders in connection with consulting and investment advisory services provided to us prior to the private placement transaction.

The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. We will not receive any proceeds from the sale of the shares.

The selling stockholders may resell the common stock to or through underwriters, broker-dealers, or agents, who may receive compensation in the form of discounts, concessions, or commissions. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of shares. We will bear all costs, expenses, and fees in connection with the registration of the shares.

Shares of our common stock are quoted on the American Stock Exchange under the symbol “AIS.” On May 15, 2006, the last reported sale price of our common stock was $1.47 per share. You are urged to obtain current market quotations for the common stock.

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                          , 2006.

Our principal executive offices are located at 707 Eagleview Boulevard, Suite 414, Exton, Pennsylvania 19341, our telephone number is (610) 458-6200 and our Internet address is www.antarespharma.com. The information on our Internet website is not incorporated by reference in this prospectus. We have included our Internet website address as an inactive textual reference only. Unless stated or the context otherwise requires, references in this prospectus to “Antares,” “the Company,” “the Registrant,” “we,” “us,” and “our” refer to Antares Pharma, Inc. and its subsidiaries.

You should rely only on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. This prospectus is not an offer to sell, nor is it seeking an offer to buy, shares of our common stock in any jurisdiction in which the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

PROSPECTUS SUMMARY

This summary highlights selected features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors,” before making an investment decision.

Antares Pharma, Inc.

We are a specialty pharma product development and pipeline company with patented drug delivery platforms. Currently, our products include Advanced Transdermal Delivery (ATD™) gels, fast-melt oral (Easy Tec™) tablets, disposable mini-needle injection systems (Vibex™) and reusable needle-free injection systems (VISION® AND Valeo™). Our lead ATD™ gel product is Anturol™ oxybutynin for the treatment of overactive bladder (OAB). These platforms and products are summarized and briefly described below:

Delivery Platforms

Transdermal Drug Delivery Platforms	Advanced Transdermal (ATD™) Gel	Systemic or Topical

Fast-Melt Oral Disintegrating Tablets Platform	Easy Tec™

Injection Device Platforms	Needle-Free Reusable Injectors (MJ Platform) Medi-Jector VISION® and Valeo™
Mini-Needle Disposable Injectors (AJ Platform) Vibex™
Vaccine Intradermal Injectors

Product Candidates

Transdermal Delivery Gels

Fast-Melt Oral Dissolve Disintegrating Tablets (EasyTec™)

Injection Devices

Transdermal Drug Delivery Platform

Our transdermal drug delivery platform is dedicated to developing gels that offer a cosmetically superior option to patches, while delivering medication efficiently with less potential for skin irritation and minimizing the gastrointestinal impact, as well as, the initial liver metabolism effect of some orally ingested drugs. Our gels are hydro-alcoholic and contain a combination of permeation enhancers to promote rapid drug absorption through the skin following application typically to the arms, shoulders, or abdomen. Our transdermal gel systems provide the options for delivering both systemically (penetrating into and through the subcutaneous tissues and then into the circulatory system) as well as locally (e.g. topically for skin and soft tissue injury, infection and local inflammation). Typically, the gel is administered daily, and is effective on a sustained release basis over approximately a 24-hour period of time. Our gel systems are known as our Advanced Transdermal Delivery (“ATD™”) gels.

Fast-Melt Oral Disintegrating Tablets

Our Easy Tec™ fast-melt oral disintegrating tablets are designed to help patients who experience difficulty swallowing pills, tablets or capsules, while providing the same effectiveness as conventional oral dosage forms. Our tablet features a “disintegrant addition” that facilitates the disintegration of the oral drug to promote quick and easy administration in saliva without water. This could play an important role in our ability to target the pediatric market segment as well as the rapidly expanding geriatric market. Easy Tec™ tablets can be manufactured without specialized equipment and because the tablets are not effervescent (highly moisture sensitive), we believe it represents several significant processing and packaging advantages over conventional competitors. Our Easy Tec™ tablets may also be of interest to pharmaceutical firms seeking line extensions in the marketplace and could represent a step in Antares’ evolution as a specialty pharmaceutical company with its own products.

Injection Device Platforms

Our injection device platform features three distinct products: reusable needle-free injectors, disposable mini-needle injectors, and vaccine intradermal injectors. Each product is briefly described below:

•	Reusable needle-free injectors deliver precise medication doses through high-speed, pressurized liquid penetration of the skin without a needle. These reusable, variable-dose devices are engineered to last for a minimum of two years and are designed for easy use, facilitating self-injection with a disposable syringe to assure safety and efficacy. The associated disposable, plastic, needle-free syringe is designed to last for approximately one week. We have sold the Medi-Jector VISION® for use in more than 30 countries to deliver either insulin or human growth hormone (“hGH”). The Medi-Jector VISION® employs a disposable plastic needle-free syringe, which offers high precision liquid medication delivery through an opening that is approximately half the diameter of a standard, 30-gauge needle. The product is available over-the-counter (“OTC”) or by prescription in the United States for use by patients with diabetes, and available through our partners in Europe, Japan and Asia for hGH. To date, we believe that more than 100 million such injections have been performed worldwide.

•	Disposable mini-needle injectors (“Vibex™”) employ the same basic technology developed for the Medi-Jector VISION®, combining, spring-powered source with a tiny hidden needle in a disposable, single-use injection system compatible with conventional glass drug containers. The Vibex™ system is designed to economically provide highly reliable subcutaneous injections with reduced discomfort and improved convenience in conjunction with the enhanced safety of a shielded needle. After use, the device can be disposed of without the typical “sharps” disposal concerns. Antares and its potential partners have successfully tested the device in multiple patient preference and bioavailability tests, and we continue to explore product extensions within this category, including multiple dose, variable dose and user-fillable applications.

•	Vaccine intradermal injectors are a variation of the Vibex™ disposable mini-needle injection technology and are being developed to deliver vaccines into the dermal and subdermal layers of the skin (a preferred site of administration in the vaccine industry). The Company believes that this proprietary device will offer easier and more rapid dosing compared with conventional needle-based devices.

THE OFFERING

Common Stock offered by selling stockholders	17,379,500 (includes 8,159,500 shares issuable upon exercise of warrants to purchase common stock held by the selling stockholders)

Use of proceeds	We will not receive any proceeds from the sale of shares in this offering

American Stock Exchange symbol	AIS

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties and all other information contained or incorporated by reference in this prospectus before you purchase our common stock. The risks and uncertainties described below are not the only ones facing our company. There may be additional risks that we presently do not know or that we currently believe are immaterial which could also impair our business or financial condition. Any of the following risks, either alone or taken together, could materially and adversely, affect our business, financial condition or operating results. As a result, the trading price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Operations

We have incurred significant losses to date, and there is no guarantee that we will ever become profitable.

We incurred a net loss of ($2,304,514) for the quarter ended March 31, 2006 and net losses of ($8,497,956) and ($8,348,532) in the fiscal years ended 2005 and 2004, respectively. In addition, we have accumulated aggregate net losses from the inception of business through March 31, 2006 of ($93,527,121). The costs for research and product development of our drug delivery technologies along with marketing and selling expenses and general and administrative expenses have been the principal causes of our losses.

We completed private placements in March 2006 and February and March 2004 in which we received aggregate gross proceeds of $10,962,500 and $15,120,000, respectively. We believe that the combination of these equity financings and projected product sales and product development and license revenues will provide us with sufficient funds to support operations beyond 2006. However, if we need additional financing and are unable to obtain such financing when needed, or obtain it on favorable terms, we may be required to curtail development of new drug technologies, limit expansion of operations, accept financing terms that are not as attractive as we may desire or be forced to liquidate and close operations.

Long-term capital requirements will depend on numerous factors, including, but not limited to, the status of collaborative arrangements, the progress of research and development programs and the receipt of revenues from sales of products. Our ability to achieve and/or sustain profitable operations depends on a number of factors, many of which are beyond our control. These factors include, but are not limited to, the following:

•	the demand for our technologies from current and future biotechnology and pharmaceutical partners;

•	our ability to manufacture products efficiently and with the required quality;

•	our ability to increase and continue to outsource manufacturing capacity to allow for new product introductions;

•	the level of product competition and of price competition;

•	our ability to develop, maintain or acquire patent positions;

•	our ability to develop additional commercial applications for our products;

•	our limited regulatory and commercialization experience;

•	our reliance on outside consultants;

•	our ability to obtain regulatory approvals;

•	our ability to attract the right personnel to execute our plans;

•	our ability to control costs; and

•	general economic conditions.

As we changed our business model to be more commercially oriented by further developing our own products, we may not have sufficient resources to fully execute our plan.

We must make choices as to the drugs that we will combine with our transdermal gel, fast-melt tablet and disposable mini-needle technologies to move into the marketplace. We may not make the correct choice of drug or technologies when combined with a drug, which may not be accepted by the marketplace as we expected or at all. FDA approval processes for the drugs and drugs with devices may be longer in time and/or more costly and/or require more extended clinical evaluation than anticipated. Funds required to bring our own products to market may be more than anticipated or may not be available at all. We have limited experience in development of compounds and in regulatory matters and bringing such products to market; therefore, we may experience difficulties in making this change or not be able to achieve the change at all.

We currently depend on a limited number of customers for the majority of our revenue, and the loss of any one of these customers could substantially reduce our revenue and impact our liquidity.

During the first quarter of 2006 we derived approximately 40%, 13% and 19% of our revenue from Ferring, SciGen Pte Ltd. and an undisclosed company, respectively, and in 2005, we derived approximately 48% and 12% of our revenue, from Ferring and JCR Pharmaceuticals, Co., Ltd., respectively.

The loss of any of these customers would cause our revenues to decrease significantly, increase our continuing losses from operations and, ultimately, could require us to cease operating. If we cannot broaden our customer base, we will continue to depend on a few customers for the majority of our revenues. Additionally, if we are unable to negotiate favorable business terms with these customers in the future, our revenues and gross profits may be insufficient to allow us to achieve and/or sustain profitability or continue operations.

If we or our third-party manufacturer are unable to supply Ferring with our devices pursuant to our current license agreement with Ferring, Ferring would own a fully paid up license for certain of our intellectual property.

Pursuant to our license agreement with Ferring, we licensed certain of our intellectual property related to our needle-free injection devices, including a license that allows Ferring to manufacture our devices on its own for use with its human growth hormone product. This license becomes effective if we are unable to continue to supply product to Ferring under our current supply agreement. In accordance with the license agreement, we entered into a manufacturing agreement with a third party to manufacture our devices for Ferring. If we or this third party are unable to meet our obligations to supply Ferring with our devices, Ferring would own a fully paid up license to manufacture our devices and to use and exploit our intellectual property in connection with Ferring’s human growth hormone product. In such event, we would no longer receive royalties or manufacturing margins from Ferring.

If we do not develop and maintain relationships with manufacturers of our drug candidates, then we may not successfully manufacture and sell our pharmaceutical products.

We do not possess the capabilities, resources or facilities to manufacture Anturol™, which is currently in clinical studies for over active bladder, or any other of our future drug candidates. We must contract with manufacturers to produce Anturol™ according to government regulations. Our future development and delivery of our product candidates depends on the timely, profitable and competitive performance of these manufacturers. A limited number of manufacturers exist which are capable of manufacturing our product candidates. We may fail to contract with the necessary manufacturers or we may contract with manufactures on terms that may not be entirely acceptable to us. Our manufacturers must obtain FDA approval for their manufacturing processes, and we have no control over this approval process.

We have not contracted with a commercial supplier of active pharmaceutical ingredients of oxybutynin for Anturol™. We are currently working towards selecting a manufacturer to provide us with oxybutynin in a manner which meets FDA requirements.

We have contracted with Patheon, Inc. a manufacturing development company, to supply clinical quantities of Anturol™ in a manner that meets FDA requirements. The FDA has not approved the manufacturing processes of Patheon. Any failure by Patheon to achieve compliance with FDA standards could significantly harm our business since we do not have an approved secondary manufacturer for Anturol™.

We have limited device manufacturing experience and may experience manufacturing difficulties related to the use of new device materials and procedures, which could increase our production costs and, ultimately, decrease our profits.

Our past assembly, testing and device manufacturing experience for certain of our device technologies has involved the assembly of products from machined stainless steel and composite components in limited quantities. Our planned future drug delivery device technologies necessitate significant changes and additions to our manufacturing and assembly process to accommodate new components. These systems must be manufactured in compliance with regulatory requirements, in a timely manner and in sufficient quantities while maintaining quality and acceptable manufacturing costs. In the course of these changes and additions to our manufacturing and production methods, we may encounter difficulties, including problems involving yields, quality control and assurance, product reliability, manufacturing costs, existing and new equipment, component supplies and shortages of personnel, any of which could result in significant delays in production. Additionally, in February 2003, we entered into a manufacturing agreement under which a third party assembles our MJ7 devices and certain related disposable component parts. There can be no assurance that this third-party manufacturer will be able to meet these regulatory requirements or our own quality control standards. Therefore, there can be no assurance that we will be able to successfully produce and manufacture our products. Any failure to do so would negatively impact our business, financial condition and results of operations. We are now in the process of outsourcing manufacturing of our AJ mini-needle products to third parties. Such products will be price sensitive and may be required to be manufactured in large quantities, and we have no assurance that this can be done.

Our products have achieved only limited acceptance by patients and physicians, which continues to restrict marketing penetration and the resulting sales of more units.

Our business ultimately depends on patient and physician acceptance of our needle-free injectors, gels, fast-melt tablets and our other drug delivery technologies as an alternative to more traditional forms of drug delivery, including injections using a needle, orally ingested drugs and more traditional transdermal patch products. To date, our device technologies have achieved only limited acceptance from such parties. The degree of acceptance of our drug delivery systems depends on a number of factors. These factors include, but are not limited to, the following:

•	advantages over alternative drug delivery systems or similar products from other companies;

•	demonstrated clinical efficacy, safety and enhanced patient compliance;

•	cost-effectiveness;

•	convenience and ease of use of injectors and transdermal gels; and

•	marketing and distribution support.

Physicians may refuse to prescribe products incorporating our drug delivery technologies if they believe that the active ingredient is better administered to a patient using alternative drug delivery technologies, that the time required to explain use of the technologies to the patient would not be offset by advantages, or they believe that the delivery method will result in patient noncompliance. Factors such as patient perceptions that a gel is inconvenient to apply or that devices do not deliver the drug at the same rate as conventional drug delivery methods may cause patients to reject our drug delivery technologies. Because only a limited number of products incorporating our drug delivery technologies are commercially available, we cannot yet fully assess the level of market acceptance of our drug delivery technologies.

A 2002 National Institute of Health (“NIH”) study and the 2003 findings from the Million Women Study first launched in 1997 in the U.K. questioned the safety of hormone replacement therapy for menopausal women, and our female hormone replacement therapy business may suffer as a result.

In July 2002, the NIH halted a long-term study, known as the Women’s Health Initiative, being conducted on oral female hormone replacement therapy (“HRT”) using a combination of estradiol and progestin because the study showed an increased risk of breast cancer, heart disease and blood clots in women taking the combination therapy. The arm of the study using estrogen alone was stopped in March 2004 after the NIH concluded that the benefits of estrogen did not outweigh the stroke risk for women in this trial. The halted study looked at only one brand of oral combined HRT and of estrogen, and there is no information on whether brands with different levels of hormones would carry the same risk. In January 2003, the FDA announced that it would require new warnings on the labels of HRT products, and it advised patients to consult with their physicians about whether to continue treatment with continuous combined HRT and to limit the period of use to that required to manage post-menopausal vasomotor symptoms only. Subsequently, additional analysis from the NIH study has suggested a slight increase in the risk of cognitive dysfunction developing in patients on long-term combined HRT. The Million Women Study, conducted in the U.K., confirmed that current and recent use of HRT increases a woman’s chance of developing breast cancer and that the risk increased with duration of use. Other HRT studies have found potential links between HRT and an increased risk of dementia and asthma. These results and recommendations impacted the use of HRT, and product sales have diminished significantly. We cannot yet assess the impact any of the studies’ results may have on our contracts or on our partners’ perspective of the market for transdermal gel products designed for

HRT. We also cannot predict whether our alternative route of transdermal administration of HRT products will carry the same risk as the oral products used in the study.

If transdermal gels do not achieve greater market acceptance, we may be unable to achieve profitability.

Because transdermal gels are a newer, less understood method of drug delivery, our potential consumers have little experience with manufacturing costs or pricing parameters. Our assumption of higher value may not be shared by the consumer. To date, transdermal gels have gained successful entry into only a limited number of markets. There can be no assurance that transdermal gels will ever gain market acceptance beyond these markets sufficient to allow us to achieve and/or sustain profitable operations in this product area.

We rely on third parties to supply components for our products, and any failure to retain relationships with these third parties could negatively impact our ability to manufacture our products.

Certain of our technologies contain a number of customized components manufactured by various third parties. Regulatory requirements applicable to medical device manufacturing can make substitution of suppliers costly and time-consuming. In the event that we could not obtain adequate quantities of these customized components from our suppliers, there can be no assurance that we would be able to access alternative sources of such components within a reasonable period of time, on acceptable terms or at all. The unavailability of adequate quantities, the inability to develop alternative sources, a reduction or interruption in supply or a significant increase in the price of components could have a material adverse effect on our ability to manufacture and market our products.

We may be unable to successfully expand into new areas of drug delivery technology, which could negatively impact our business as a whole.

We intend to continue to enhance our current technologies. Even if enhanced technologies appear promising during various stages of development, we may not be able to develop commercial applications for them because

•	the potential technologies may fail clinical studies;

•	we may not find a pharmaceutical company to adopt the technologies;

•	it may be difficult to apply the technologies on a commercial scale;

•	the technologies may not be economical to market; or

•	we may not receive necessary regulatory approvals for the potential technologies.

We have not yet completed research and development work or obtained regulatory approval for any technologies for use with any drugs other than insulin, human growth hormone and estradiol. There can be no assurance that any newly developed technologies will ultimately be successful or that unforeseen difficulties will not occur in research and development, clinical testing, regulatory submissions and approval, product manufacturing and commercial scale-up, marketing, or product distribution related to any such improved technologies or new uses. Any such occurrence could materially delay the commercialization of such improved technologies or new uses or prevent their market introduction entirely.

As health insurance companies and other third-party payors increasingly challenge the products and services for which they will provide coverage, our individual consumers may not be able to receive adequate reimbursement or may be unable to afford to use our products, which could substantially reduce our revenues and negatively impact our business as a whole.

Our injector device products are currently sold in the European Community (“EC”) and in the United States for use with human growth hormone or insulin. In the case of human growth hormone, our products are provided to users at no cost by the drug manufacturer. In the United States the injector products are legally marketed and available for use with insulin.

Although it is impossible for us to identify the amount of sales of our products that our customers will submit for payment to third-party insurers, at least some of these sales may be dependent in part on the availability of adequate reimbursement from these third-party healthcare payors. Currently, insurance companies and other third-

party payors reimburse the cost of certain technologies on a case-by-case basis and may refuse reimbursement if they do not perceive benefits to a technology’s use in a particular case. Third-party payors are increasingly challenging the pricing of medical products and services, and there can be no assurance that such third-party payors will not in the future increasingly reject claims for coverage of the cost of certain of our technologies. Insurance and third-party payor practice vary from country to country, and changes in practices could negatively affect our business if the cost burden for our technologies were shifted more to the patient. Therefore, there can be no assurance that adequate levels of reimbursement will be available to enable us to achieve or maintain market acceptance of our technologies or maintain price levels sufficient to realize profitable operations. There is also a possibility of increased government control or influence over a broad range of healthcare expenditures in the future. Any such trend could negatively impact the market for our drug delivery products and technologies.

The loss of any existing licensing agreements or the failure to enter into new licensing agreements could substantially affect our revenue.

One of our business pathways requires us to enter into license agreements with pharmaceutical and biotechnology companies covering the development, manufacture, use and marketing of drug delivery technologies with specific drug therapies. Under these arrangements, the partner company typically assists us in the development of systems for such drug therapies and collect or sponsor the collection of the appropriate data for submission for regulatory approval of the use of the drug delivery technology with the licensed drug therapy. Our licensees may also be responsible for distribution and marketing of the technologies for these drug therapies either worldwide or in specific territories. We are currently a party to a number of such agreements, all of which are currently in varying stages of development. We may not be able to meet future milestones established in our agreements (such milestones generally being structured around satisfactory completion of certain phases of clinical development, regulatory approvals and commercialization of our product) and thus, would not receive the fees expected from such arrangements or related future royalties. Moreover, there can be no assurance that we will be successful in executing additional collaborative agreements or that existing or future agreements will result in increased sales of our drug delivery technologies. In such event, our business, results of operations and financial condition could be adversely affected, and our revenues and gross profits may be insufficient to allow us to achieve and/or sustain profitability. As a result of our collaborative agreements, we are dependent upon the development, data collection and marketing efforts of our licensees. The amount and timing of resources such licensees devote to these efforts are not within our control, and such licensees could make material decisions regarding these efforts that could adversely affect our future financial condition and results of operations. In addition, factors that adversely impact the introduction and level of sales of any drug covered by such licensing arrangements, including competition within the pharmaceutical and medical device industries, the timing of regulatory or other approvals and intellectual property litigation, may also negatively affect sales of our drug delivery technology.

The failure of any of our third-party licensees to develop, obtain regulatory approvals for, market, distribute and sell our products as planned may result in us not meeting revenue and profit targets.

Pharmaceutical company partners help us develop, obtain regulatory approvals for, manufacture and sell our products. If one or more of these pharmaceutical company partners fail to pursue the development or marketing of the products as planned, our revenues and profits may not reach expectations or may decline. We may not be able to control the timing and other aspects of the development of products because pharmaceutical company partners may have priorities that differ from ours. Therefore, commercialization of products under development may be delayed unexpectedly. Generally speaking, in the near term, we do not intend to have a direct marketing channel to consumers for our drug delivery products or technologies except through current distributor agreements in the United States for our insulin delivery device. Therefore, the success of the marketing organizations of our pharmaceutical company partners, as well as the level of priority assigned to the marketing of the products by these entities, which may differ from our priorities, will determine the success of the products incorporating our technologies. Competition in this market could also force us to reduce the prices of our technologies below currently planned levels, which could adversely affect our revenues and future profitability.

If we cannot develop and market our products as rapidly or cost-effectively as our competitors, then we may never be able to achieve profitable operations.

Competitors in the over active bladder, transdermal gel drug delivery and needle-free injector market, some with greater resources and experience than us, may enter the market, as there is an increasing recognition of a need for less invasive methods of delivering drugs. Additionally, there is an ever increasing list of competitors in the oral disintegrating fast-melt tablet business. Our success depends, in part, upon maintaining a competitive position in the development of products and technologies in rapidly evolving fields. If we cannot maintain competitive products and technologies, our current and potential pharmaceutical company partners may choose to adopt the drug delivery technologies of our competitors. Drug delivery companies that compete with our technologies include Bioject Medical Technologies, Inc., Bentley Pharmaceuticals, Inc., Aradigm, Cellegy Pharmaceuticals, Inc., Watson Pharmaceuticals, Cardinal Health, CIMA Laboratories, Laboratoires Besins-Iscovesco, MacroChem Corporation, NexMed, Inc. and Novavax, Inc., along with other companies. We also compete generally with other drug delivery, biotechnology and pharmaceutical companies engaged in the development of alternative drug delivery technologies or new drug research and testing. Many of these competitors have substantially greater financial, technological, manufacturing, marketing, managerial and research and development resources and experience than we do, and, therefore, represent significant competition.

Additionally, new drug delivery technologies are mostly used only with drugs for which other drug delivery methods are not possible, in particular with biopharmaceutical proteins (drugs derived from living organisms, such as insulin and human growth hormone) that cannot currently be delivered orally or transdermally. Transdermal patches and gels are also used for drugs that cannot be delivered orally or where oral delivery has other limitations (such as high first pass drug metabolism, meaning that the drug dissipates quickly in the digestive system and, therefore, requires frequent administration). Many companies, both large and small, are engaged in research and development efforts on less invasive methods of delivering drugs that cannot be taken orally. The successful development and commercial introduction of such a non-injection technique could have a material adverse effect on our business, financial condition, results of operations and general prospects.

Competitors may succeed in developing competing technologies or obtaining governmental approval for products before we do. Competitors’ products may gain market acceptance more rapidly than our products, or may be priced more favorably than our products. Developments by competitors may render our products, or potential products, noncompetitive or obsolete.

Although we have applied for, and have received, several patents, we may be unable to protect our intellectual property, which would negatively affect our ability to compete.

Our success depends, in part, on our ability to obtain and enforce patents for our products, processes and technologies and to preserve our trade secrets and other proprietary information. If we cannot do so, our competitors may exploit our innovations and deprive us of the ability to realize revenues and profits from our developments.

Currently, we have been granted 32 patents and an additional 111 applications pending in the U.S. and other countries. Any patent applications we may have made or may make relating to inventions for our actual or potential products, processes and technologies may not result in patents being issued or may result in patents that provide insufficient or incomplete coverage for our inventions. Our current patents may not be valid or enforceable and may not protect us against competitors that challenge our patents, obtain their own patents that may have an adverse effect on our ability to conduct business, or are able to otherwise circumvent our patents. Further, we may not have the necessary financial resources to enforce or defend our patents or patent applications.

To protect our trade secrets and proprietary technologies and processes, we rely, in part, on confidentiality agreements with employees, consultants and advisors. These agreements may not provide adequate protection for our trade secrets and other proprietary information in the event of any unauthorized use or disclosure, or if others lawfully and independently develop the same or similar information.

Others may bring infringement claims against us, which could be time-consuming and expensive to defend.

Third parties may claim that the manufacture, use or sale of our drug delivery technologies infringe their patent rights. If such claims are asserted, we may have to seek licenses, defend infringement actions or challenge the validity of those patents in court. If we cannot obtain required licenses, or obtain licenses on acceptable terms, we may not be able to continue to develop and commercialize our product candidates. Even if we were able to obtain rights to a third party’s intellectual property, these rights may be non-exclusive, thereby giving our competitors potential access to the same intellectual property. If we are found liable for infringement or are not able to have these patents declared invalid, we may be liable for significant monetary damages, encounter significant delays in bringing products to market or be precluded from participating in the manufacture, use or sale of products or methods of drug delivery covered by patents of others. Even if we were able to prevail, any litigation could be costly time-consuming and could divert the attention of our management and key personnel from our business operations. We may not have identified, or be able to identify in the future, United States or foreign patents that pose a risk of potential infringement claims. Furthermore, in the event a patent infringement suit is brought against us, the development, manufacture or potential sale of product candidates claimed to infringe on a third party’s intellectual property may have to stop or be delayed. Ultimately, we may be unable to commercialize some of our product candidates as a result of patent infringement claims, which could harm our business.

We are aware of a recently issued US Patent relating to a gel formulation of oxybutynin. We believe that we do not infringe this patent and that it should not have been issued. We may seek to invalidate this patent but there can be no assurance that we will prevail. If the patent is determined to be valid and if Anturol™ is approved, we may be delayed in our marketing and the potential market value of Anturol™ may be reduced.

If the pharmaceutical companies to which we license our technologies lose their patent protection or face patent infringement claims for their drugs, we may not realize our revenue or profit plan.

The drugs to which our drug delivery technologies are applied are generally the property of the pharmaceutical companies. Those drugs may be the subject of patents or patent applications and other forms of protection owned by the pharmaceutical companies or third parties. If those patents or other forms of protection expire, become ineffective or are subject to the control of third parties, sales of the drugs by the collaborating pharmaceutical company may be restricted or may cease. Our expected revenues, in that event, may not materialize or may decline.

Our business may suffer if we lose certain key officers or employees or if we are not able to add additional key officers or employees necessary to reach our goals.

The success of our business is materially dependent upon the continued services of certain of our key officers and employees. The loss of such key personnel could have a material adverse effect on our business, operating results or financial condition. There can be no assurance that we will be successful in retaining key personnel. We consider our employee relations to be good; however, competition for personnel is intense and we cannot assume that we will continue to be able to attract and retain personnel of high caliber.

We are involved in international markets, and this subjects us to additional business risks.

We have offices and a research facility in Basel, Switzerland, and we also license and distribute our products in the European Community and the United States. These geographic localities provide economically and politically stable environments in which to operate. However, in the future, we intend to introduce products through partnerships in other countries. As we expand our geographic market, we will face additional ongoing complexity to our business and may encounter the following additional risks:

•	increased complexity and costs of managing international operations;

•	protectionist laws and business practices that favor local companies;

•	dependence on local vendors;

•	multiple, conflicting and changing governmental laws and regulations;

•	difficulties in enforcing our legal rights;

•	reduced or limited protections of intellectual property rights; and

•	political and economic instability.

A significant portion of our international revenues is denominated in foreign currencies. An increase in the value of the U.S. dollar relative to these currencies may make our products more expensive and, thus, less competitive in foreign markets.

If we make any acquisitions, we will incur a variety of costs and might never successfully integrate the acquired product or business into ours.

We might attempt to acquire products or businesses that we believe are a strategic complement to our business model. We might encounter operating difficulties and expenditures relating to integrating an acquired product or business. These acquisitions might require significant management attention that would otherwise be available for ongoing development of our business. In addition, we might never realize the anticipated benefits of any acquisition. We might also make dilutive issuances of equity securities, incur debt or experience a decrease in cash available for our operations, or incur contingent liabilities and/or amortization expenses relating to goodwill and other intangible assets, in connection with future acquisitions.

If we do not have adequate insurance for product liability claims, then we may be subject to significant expenses relating to these claims.

Our business entails the risk of product liability claims. Although we have not experienced any material product liability claims to date, any such claims could have a material adverse impact on our business. We maintain product liability insurance with coverage of $5 million per occurrence and an annual aggregate maximum of $5 million. We evaluate our insurance requirements on an ongoing basis.

Geopolitical, economic and military conditions, including terrorist attacks and other acts of war, may materially and adversely affect the markets on which our common stock trades, the markets in which we operate, our operations and our profitability.

Terrorist attacks, such as those that occurred on September 11, 2001, and other acts of war, and any response to them, may lead to armed hostilities and such developments would likely cause instability in financial markets. Armed hostilities and terrorism may directly impact our facilities, personnel and operations, which are located in the United States and Switzerland, as well as those of our clients. Furthermore, severe terrorist attacks or acts of war may result in temporary halts of commercial activity in the affected regions, and may result in reduced demand for our products. These developments could have a material adverse effect on our business and the trading price of our common stock.

Risks Related to Regulatory Matters

We or our licensees may incur significant costs seeking approval for our products, which could delay the realization of revenue and, ultimately, decrease our revenues from such products.

The design, development, testing, manufacturing and marketing of pharmaceutical compounds, medical nutrition and diagnostic products and medical devices are subject to regulation by governmental authorities, including the FDA and comparable regulatory authorities in other countries. The approval process is generally lengthy, expensive and subject to unanticipated delays. Currently we, along with our partners, are actively pursuing marketing approval for a number of products from regulatory authorities in other countries and anticipate seeking regulatory approval from the FDA for products developed internally and pursuant to our license agreements. In the future we, or our partners, may need to seek approval for newly developed products. Our revenue and profit will depend, in part, on the successful introduction and marketing of some or all of such products by our partners or us.

Applicants for FDA approval often must submit extensive clinical data and supporting information to the FDA. Varying interpretations of the data obtained from pre-clinical and clinical testing could delay, limit or prevent regulatory approval of a drug product. Changes in FDA approval policy during the development period, or changes in regulatory review for each submitted new drug application also may cause delays or rejection of an approval. Even if the FDA approves a product, the approval may limit the uses or “indications” for which a product may be marketed, or may require further studies. The FDA also can withdraw product clearances and approvals for failure to comply with regulatory requirements or if unforeseen problems follow initial marketing.

We are currently evaluating Anturol™ for the treatment of over active bladder (OAB). Anturol™ is the anticholinergic oxybutynin delivered by our proprietary ATD™ gel that is used to achieve therapeutic blood levels of the active compound that can be sustained over 24 hours after a single, daily application.

In February 2006, we announced the results of our Phase II dose ranging study for our ATD™ oxybutynin gel product Anturol™. The study was an open label, single period, randomized study using 48 healthy subjects and three different doses of Anturol™ over a 20 day period. Our overall conclusions of the study were positive.

The FDA however, may not concur with our analysis of the data and we may never receive FDA approval for Anturol™ and without FDA approval, we cannot market or sell Anturol™.

Our licensee partner, BioSante, recently submitted an NDA to the FDA for transdermal estradiol gel (Bio-E-Gel). Bio-E-Gel is a low dose estradiol product candidate based on our ATD™ gel system for the treatment of moderate to severe hot flashes in menopausal women. BioSante may never receive FDA approval for Bio-E-Gel and without FDA approval they cannot market or sell Bio-E-Gel, which would eliminate any possible future royalties to us.

In other jurisdictions, we, and the pharmaceutical companies with whom we are developing technologies, must obtain required regulatory approvals from regulatory agencies and comply with extensive regulations regarding safety and quality. If approvals to market the products are delayed, if we fail to receive these approvals, or if we lose previously received approvals, our revenues may not materialize or may decline. We may not be able to obtain all necessary regulatory approvals. We may be required to incur significant costs in obtaining or maintaining regulatory approvals.

The 505(b)(2) regulatory pathway for many of our potential pharmaceutical products is uncertain and could result in unexpected costs and delays of approvals.

Transdermal and topical products indicated for the treatment of systemic or local treatments respectively are regulated by the FDA in the U.S. and other similar regulatory agencies in other countries as drug products. Transdermal and topical products are considered to be controlled release dosage forms and may not be marketed in the U.S. until they have been demonstrated to be safe and effective. The regulatory approval routes for transdermal and topical products include the filing of an NDA for new drugs, new indications of approved drugs or new dosage forms of approved drugs. Alternatively, these dosage forms can obtain marketing approval as a generic product by the filing of an ANDA, providing the new generic product is bioequivalent to and has the same labeling as a comparable approved product or as a filing under Section 505(b)(2) where there is an acceptable reference product. Other topical products for local treatment do not require the filing of either an NDA or ANDA, providing that these products comply with existing OTC monographs. The combination of the drug, its dosage form and label claims and FDA requirement will ultimately determine which regulatory approval route will be required.

Many of our transdermal product candidates such as Anturol™ may be developed via the 505(b)(2) route. The 505(b)(2) regulatory pathway is continually evolving and advice provided in the present is based on current standards, which may or may not be applicable when we potentially submit an NDA. Additionally, we must reference the most similar predicate products when submitting a 505(b)(2) application. It is therefore probable that:

•	should a more appropriate reference product(s) be approved by the FDA at any time before or during the review of our NDA, we would be required to submit a new application referencing the more appropriate product;

•	the FDA cannot disclose whether such predicate product(s) is under development or has been submitted at any time during another company’s review cycle.

Accordingly, these regulations and the FDA’s interpretation of them might impair our ability to obtain product approval or effectively market our products.

Our business could be harmed if we fail to comply with regulatory requirements and, as a result, are subject to sanctions.

If we, or pharmaceutical companies with whom we are developing technologies, fail to comply with applicable regulatory requirements, the pharmaceutical companies, and we, may be subject to sanctions, including the following:

•	warning letters;

•	fines;

•	product seizures or recalls;

•	injunctions;

•	refusals to permit products to be imported into or exported out of the applicable regulatory jurisdiction;

•	total or partial suspension of production;

•	withdrawals of previously approved marketing applications; or

•	criminal prosecutions.

Our revenues may be limited if the marketing claims asserted about our products are not approved.

Once a drug product is approved by the FDA, the Division of Drug Marketing, Advertising and Communication, the FDA’s marketing surveillance department within the Center for Drugs, must approve marketing claims asserted by our pharmaceutical company partners. If we or a pharmaceutical company partner fails to obtain from the Division of Drug Marketing acceptable marketing claims for a product incorporating our drug technologies, our revenues from that product may be limited. Marketing claims are the basis for a product’s labeling, advertising and promotion. The claims the pharmaceutical company partners are asserting about our drug delivery technologies, or the drug product itself, may not be approved by the Division of Drug Marketing.

Product liability claims related to participation in clinical trials or the use or misuse of our products could prove to be costly to defend and could harm our business reputation.

The testing, manufacturing and marketing of products utilizing our drug delivery technologies may expose us to potential product liability and other claims resulting from their use in practice or in clinical development. If any such claims against us are successful, we may be required to make significant compensation payments. Any indemnification that we have obtained, or may obtain, from contract research organizations or pharmaceutical companies conducting human clinical trials on our behalf may not protect us from product liability claims or from the costs of related litigation. Similarly, any indemnification we have obtained, or may obtain, from pharmaceutical companies with whom we are developing drug delivery technologies may not protect us from product liability claims from the consumers of those products or from the costs of related litigation. If we are subject to a product liability claim, our product liability insurance may not reimburse us, or may not be sufficient to reimburse us, for any expenses or losses that may have been suffered. A successful product liability claim against us, if not covered by, or if in excess of our product liability insurance, may require us to make significant compensation payments, which would be reflected as expenses on our statement of operations. Adverse claim experience for our products or licensed technologies or medical device, pharmaceutical or insurance industry trends may make it difficult for us to obtain product liability insurance or we may be forced to pay very high premiums, and there can be no assurance that insurance coverage will continue to be available on commercially reasonable terms or at all.

Risks Related to our Common Stock

Together, certain of our stockholders own or have the right to acquire a significant portion of our stock and could ultimately control decisions regarding our company.

As a result of our reverse business combination with Permatec in January 2001 and subsequent additional debt and equity financings, Permatec Holding AG and its controlling shareholder, Dr. Jacques Gonella, own a substantial portion (as of March 31, 2006, approximately 18%) of our outstanding shares of common stock. Dr. Gonella, who is the Chairman of our Board of Directors, also owns warrants to purchase an aggregate of 4,198,976 shares of common stock and options to purchase 104,500 shares of common stock. Additionally, five investors (Crestview Capital Master Fund, North Sound Funds, Perceptive Life Sciences Fund, SCO Capital Group and SDS Funds) own warrants that are, as of March 31, 2006, exercisable into an aggregate of 6,162,904 shares of our common stock. Some of these investors plus Atlas Equity also directly own an aggregate of approximately 5,419,884 shares of our common stock. If Dr. Gonella and all of the above investors exercised all of the warrants and options owned by them, Dr. Gonella would own approximately 22%, and the six investors as a group would own approximately 18%, of our common stock. However, the warrants issued to the investors in March 2006 in connection with our private placement of securities include limitations on exercise to ensure that the shares beneficially owned by the warrant holder and any other persons or entities whose beneficial ownership would be aggregated with such holder does not exceed 4.99% of the total number of shares of our common stock then outstanding.

Because the parties described above either currently own or could potentially own a large portion of our stock, they may be able to generally determine or they will be able to significantly influence the outcome of corporate actions requiring stockholder approval. As a result, these parties may be in a position to control matters affecting our company, including decisions as to our corporate direction and policies; future issuances of certain securities; our incurrence of debt; amendments to our certificate of incorporation and bylaws; payment of dividends on our common stock; and acquisitions, sales of our assets, mergers or similar transactions, including transactions involving a change of control. As a result, some investors may be unwilling to purchase our common stock. In addition, if the demand for our common stock is reduced because of these stockholders’ control of the Company, the price of our common stock could be adversely affected.

Certain of our stockholders own large blocks of our common stock and own securities or exercisable into shares of our common stock, and any exercises, or sales by these stockholders could substantially lower the market price of our common stock.

Several of our shareholders, including Dr. Gonella, whose sales are subject to volume limitations, Atlas Equity, Crestview Capital Master Fund, SCO Capital Group, the SDS funds, the North Sound funds and Perceptive Life Sciences Master Fund, own large blocks of our common stock or could own sizeable blocks of our common stock upon exercise of warrants. With the exception of a portion of the stock controlled by Dr. Gonella, the shares of our common stock owned by these stockholders (or issuable to them upon exercise of warrants or options) are registered or are being registered in the registration statement of which this prospectus forms a part. Future sales of large blocks of our common stock by any of the above investors could substantially adversely affect our stock price.

Future conversions or exercises by holders of warrants or options could substantially dilute our common stock.

As of March 31, 2006, we have warrants outstanding that are exercisable, at prices ranging from $0.55 per share to $5.00 per share, for an aggregate of approximately 22,300,000 shares of our common stock. We also have options outstanding that are exercisable, at exercise prices ranging from $0.70 to $15.65 per share, for an aggregate of approximately 4,405,259 shares of our common stock. Purchasers of common stock could therefore experience substantial dilution of their investment upon exercise of the above warrants or options. The warrants and the options are not registered and may be sold only if registered under the Securities Act of 1933, as amended, or sold in accordance with an applicable exemption from registration, such as Rule 144. The shares of common stock issuable upon exercise of the warrants or options held by these investors are currently registered or registration will be applied for in the near future.

Sales of our common stock by our officers and directors may lower the market price of our common stock.

As of March 31, 2006, our officers and directors beneficially owned an aggregate of approximately 15,000,000 shares (or approximately 26%) of our common stock, including stock options exercisable within 60 days. If our officers and directors, or other shareholders, sell a substantial amount of our common stock, it could cause the market price of our common stock to decrease and could hamper our ability to raise capital through the sale of our equity securities.

We do not expect to pay dividends in the foreseeable future.

We intend to retain any earnings in the foreseeable future for our continued growth and, thus, do not expect to declare or pay any cash dividends in the foreseeable future.

Anti-takeover effects of certain certificate of incorporation and bylaw provisions could discourage, delay or prevent a change in control.

Our certificate of incorporation and bylaws could discourage, delay or prevent persons from acquiring or attempting to acquire us. Our certificates of incorporation authorizes our board of directors, without action of our stockholders, to designate and issue preferred stock in one or more series, with such rights, preferences and privileges as the board of directors shall determine. In addition, our bylaws grant our board of directors the authority to adopt, amend or repeal all or any of our bylaws, subject to the power of the stockholders to change or repeal the bylaws. In addition, our bylaws limit who may call meetings of our stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, progress and timing of development programs and related trials and the efficacy of our product candidates, the commercial benefits available to us as a result of our agreements with third parties, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “may,” “will,” “should,” “would,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or “appear” or the negative of these terms or similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading “Risk Factors”, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholders.

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, American Stock Exchange listing fees and fees and expenses of our counsel and our accountants.

SELLING STOCKHOLDERS

The 17,379,500 shares of common stock being registered hereunder include:

•	16,224,500 shares of common stock, including warrants to purchase 7,454,500 shares of common stock, issued in a private placement of securities that closed on March 2, 2006;

•	400,000 shares of common stock issued to Sicor Pharmaceuticals, Inc. on November 23, 2005; and

•	755,000 shares of common stock, including warrants to purchase 705,000 shares of common stock, issued in connection with consulting and investment advisory services provided to us prior to the private placement transaction.

We have agreed with each selling stockholder to file a registration statement to register for resale the shares of common stock and shares of common stock underlying warrants we issued in the private placement transaction. Certain of the other selling stockholders have piggyback registration rights in connection with this offering. Shares registered hereunder may also be sold by donees, pledgees, and other transferees or successors in interest of the selling stockholders. Except as noted in the footnotes below, none of the selling stockholders has held any position or office with us or any of our predecessors or affiliates within the last three years or has had a material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our shares or other securities.

The information in the table below is based on information provided by or on behalf of the selling stockholders or our stockholder records. Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, except as set forth below, shares of common stock that could be issued upon the exercise of outstanding options and warrants held by that person that are currently exercisable or exercisable within sixty days are considered outstanding. However, we have also included in our calculation of beneficial ownership the warrants issued in connection with the private placement transaction even though such warrants are not exercisable until August 29, 2006. In addition, the warrants issued in connection with the private placement contain a provision limiting the exercise thereof such that the number of shares of our common stock that may be acquired on less than 61 days notice upon exercise of such warrants is limited to the extent necessary to ensure that, following such exercise, the number of shares of our common stock then beneficially owned by the warrant holder and any other persons or entities whose beneficial ownership of common stock would be aggregated with such holders for purposes of the Securities and Exchange Act of 1934, as amended, does not exceed 4.99% of the total number of shares of our common stock then outstanding. Shares deemed beneficially owned by the selling stockholders, however, are not considered outstanding as of March 31, 2006 when computing the percentage ownership of each other person. Percentage of ownership is based on 52,785,456 shares outstanding on March 31, 2006. The information in the table below regarding the shares of common stock beneficially owned after the offering assumes that all of the shares offered by the selling stockholders, including the shares of common stock acquired upon exercise of warrants, are sold, and that the selling stockholders acquire no additional shares of common stock before completion of the offering. Unless otherwise indicated in the footnotes to this table, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

Name of Selling Stockholder	Shares of Common Stock Beneficially Owned Prior to Offering		Number of Shares of Common Stock Being Offered	Number of Warrant Shares Being Offered (1)	Shares of Common Stock to be Beneficially Owned After Offering
					Number		Percentage
Albert Poliak	27,200	(2)	3,000	24,200	0		*
Anthony B. Fair	70,000	(3)	40,000	30,000	0		*
Atlas Master Fund, Ltd.	1,036,201	(4)	135,784	101,838	798,579		1.51%
Bedrock Capital LP	1,050,833	(5)	190,000	142,500	718,333		1.36%
Bristol Investment Fund, Ltd.	700,000	(6)	400,000	300,000	0		*
Christopher A. Basta	72,500	(7)	30,000	22,500	20,000		*
Cranshire Capital, LP	513,333	(8)	160,000	120,000	233,333	(8)	*
Crescent International, Ltd.	420,000	(9)	240,000	180,000	0		*
Dawson James Securities, Inc.	113,250	(10)	11,800	101,450	11,800		*
David H. Weinstein	276,000	(11)	25,000	143,750	132,250		*
Davis B. Fox and Jill Spitzer-Fox	70,000	(12)	40,000	30,000	0		*
Dennis Carleton and Margaret Carleton	35,000	(13)	20,000	15,000	0		*
Douglas Kaiser	27,200	(14)	3,000	24,200	3,000		*
Frank N. Salvatore	27,200	(15)	3,000	24,200	3,000		*
Gregory C. Lowney & Maryanne K. Snyder	105,000	(16)	60,000	45,000	0		*
Gregory P. Kusnick and Karen Jo Gustafson	110,000	(17)	60,000	45,000	5,000		*
Harborview Master Fund LP	105,000	(18)	60,000	45,000	0		*
Howard Fischer	53,000	(19)	—	53,000	0		*
Hudson Bay Fund, LP	1,100,000	(20)	600,000	450,000	50,000	(20)	*
Iroquois Master Fund Ltd.	490,000	(21)	280,000	210,000	0		*
James Karanfilian	17,500	(22)	10,000	7,500	0		*
Jay R. Solan	35,000	(23)	20,000	15,000	0		*
John Curley	70,000	(24)	40,000	30,000	0		*
John Peter Christensen	70,000	(25)	40,000	30,000	0		*
KMF Partners	210,000	(26)	120,000	90,000	0		*
Kendu Partners Company	140,000	(26A)	80,000	60,000	0
Lake End Capital LLC	431,833	(27)	—	106,000	315,833	(27)	*
Mark Alvino	53,000	(28)	—	53,000	0		*
MDNH Partners LP	70,000	(29)	40,000	30,000	0		*
Midsouth Investors Fund LP	175,000	(30)	100,000	75,000	0		*
Monarch Capital Fund Ltd.	140,000	(31)	80,000	60,000	0		*
Nathan Sugerman	105,000	(32)	60,000	45,000	0		*
Nite Capital LP	420,000	(33)	240,000	180,000	0		*
Nu Vision Holdings	381,250	(34)	175,000	131,250	50,000	(34)	*
Perceptive Life Sciences Master Fund, Ltd.	2,329,700	(35)	800,000	600,000	929,700	(35)	1.71%
Peter H. Weiss	53,900	(36)	30,000	22,500	1,400		*
RAQ, LLC	455,000	(37)	260,000	195,000	0		*
Robert D. Keyser, Jr.	27,200	(38)	3,000	24,200	0		*
Robert O’Mara	280,000	(39)	160,000	120,000	0		*
Roland E. Wheeler	132,800	(40)	60,000	45,000	27,800		*
Rubicon Global Value Fund, L.P.	87,500	(41)	50,000	37,500	0		*
Samax Family Limited Partnership	180,142	(42)	30,000	22,500	127,642		*
Sanford Gaffe and Ethel Gaffe	70,000	(43)	40,000	30,000	0
SCO Capital Partners LLC	1,632,400	(44)	—	318,000	1,314,400	(44)	2.42%
SDS Capital Group SPC, Ltd.	3,050,000	(45)	1,600,000	1,200,000	250,000	(45)	*
Steven M. Sack	376,250	(46)	115,000	86,250	175,000		*
Steven Mitchell Sack PSP	1,055,000	(47)	480,000	360,000	215,000		*
T2, Ltd.	580,833	(48)	160,000	120,000	300,833	(48)	*
TCMP3 Partners	140,000	(49)	80,000	60,000	0		*
Thomas W. Hands	3,100	(50)	600	2,500	600		*
Trust U/W Renee Weiss	105,000	(51)	60,000	45,000	0		*
Valesco Healthcare Overseas Fund, Ltd.	177,450	(52)	101,400	76,050	0		*
Valesco Healthcare Partners II, L.P.	172,900	(53)	98,800	74,100	0		*
Valesco Healthcare Partners I, L.P.	104,650	(54)	59,800	44,850	0		*
Visium Balanced Fund, LP	490,903	(55)	280,516	210,387	0		*
Visium Balanced Offshore Fund, LTD	542,430	(56)	309,960	232,470	0		*
Visium Long Bias Fund, LP	75,082	(57)	42,904	32,178	0		*
Visium Long Bias Offshore Fund, LTD	403,963	(58)	230,836	173,127	0		*
Whalehaven Capital Fund Limited	700,000	(59)	400,000	300,000	0		*
William A. Fox	3,100	(60)	600	2,500	600		*
Sicor Pharmaceuticals, Inc.	400,000		400,000	—	0		*
Sabbatical Ventures, LLC	133,333	(61)	—	133,333	0		*
David C. Cavalier	216,666	(62)	—	216,666	0		*
Alfred Mansour	50,000	(63)	—	50,000	0		*
Alan Tuchman	50,000	(64)	—	50,000	0		*
Richard Burgoon	50,000	(65)	—	50,000	0		*
Anne K Abramczyk	21,668	(66)	—	21,668	0		*
Crestview Capital Master, L.L.C.	83,333	(67)	—	83,333	0		*
Barry M. Pearl	80,000	(68)	—	80,000	0		*
Neovest Trading, Inc.	20,000	(69)	—	20,000	0		*

*	Less than one percent.

(1)	Represents the shares of common stock being registered pursuant to this prospectus that the selling stockholder may acquire upon exercise of warrants.

(2)	Includes 24,200 shares of common stock issuable upon the exercise of warrants. Mr. Poliak is affiliated with Dawson James Securities, Inc., an NASD registered broker-dealer.

(3)	Includes 30,000 shares of common stock issuable upon the exercise of warrants.

(4)	Includes 101,838 shares of common stock issuable upon the exercise of warrants. Dmitry Balyasny is the natural person with voting and investment control over these shares.

(5)	Includes 142,500 shares of common stock issuable upon the exercise of warrants. James Smith is the natural person with voting and investment control over these shares.

(6)	Includes 300,000 shares of common stock issuable upon the exercise of warrants. Paul Kessler is the natural person with voting and investment control over these shares. Mr. Kessler disclaims beneficial ownership of these securities.

(7)	Includes 22,500 shares of common stock issuable upon the exercise of warrants. Mr. Basta is an NASD member and registered broker-dealer.

(8)	Includes 353,333 shares of common stock issuable upon the exercise of warrants, of which warrants to purchase 233,333 shares of common stock were acquired prior to the private placement. Mitchell P. Kopin, President of Downsview Capital, Inc., the General Partner of Cranshire Capital LP, has sole voting control, investment control and dispositive powers over these shares.

(9)	Includes 180,000 shares of common stock issuable upon the exercise of warrants. Maxi Brezzi and Bachir Taleb-Ibrahimi are the natural persons with voting and investment control over these shares.

(10)	Includes 101,250 shares of common stock issuable upon the exercise of warrants. Robert D. Keyser and Albert J. Poliak are the natural persons with voting and investment control over these shares. Dawson James Securities is an NASD registered broker-dealer.

(11)	Includes 143,750 shares of common stock issuable upon the exercise of warrants. Mr. Weinstein is affiliated with Dawson James Securities, Inc., an NASD registered broker-dealer.

(12)	Includes 30,000 shares of common stock issuable upon the exercise of warrants.

(13)	Includes 15,000 shares of common stock issuable upon the exercise of warrants.

(14)	Includes 24,200 shares of common stock issuable upon the exercise of warrants. Mr. Kaiser is affiliated with Dawson James Securities, Inc., an NASD registered broker-dealer.

(15)	Includes 24,200 shares of common stock issuable upon the exercise of warrants. Mr. Salvatore is affiliated with Dawson James Securities, Inc., an NASD registered broker-dealer.

(16)	Includes 45,000 shares of common stock issuable upon the exercise of warrants.

(17)	Includes 45,000 shares of common stock issuable upon the exercise of warrants.

(18)	Includes 45,000 shares of common stock issuable upon the exercise of warrants. Richard Rosenblum and David Stefansky are the natural persons with voting and investment control over these shares.

(19)	Includes 53,000 shares of common stock issuable upon the exercise of warrants.

(20)	Includes 500,000 shares of common stock issuable upon the exercise of warrants, of which warrants to purchase 50,000 shares of common stock were acquired prior to the private placement. Yoav Roth and John Doscas are the natural persons with voting and investment control over these shares. Mr Roth and Mr. Doscas disclaim beneficial ownership of these securities. Hudson Bay Fund L.P. is affiliated with XTF Market Making LLC and XTF Capital LLC, both NASD registered broker-dealers.

(21)	Includes 210,000 shares of common stock issuable upon the exercise of warrants. Joshua Silverman is the natural person with voting and investment control over these shares. Mr. Silverman disclaims beneficial ownership of these securities.

(22)	Includes 7,500 shares of common stock issuable upon the exercise of warrants.

(23)	Includes 15,000 shares of common stock issuable upon the exercise of warrants.

(24)	Includes 30,000 shares of common stock issuable upon the exercise of warrants.

(25)	Includes 30,000 shares of common stock issuable upon the exercise of warrants.

(26)	Includes 90,000 shares of common stock issuable upon the exercise of warrants. Karen Fleiss is the natural person with voting and investment control over these shares.

(26A)	Includes 60,000 shares of common stock issuable upon the exercise of warrants.

(27)	Includes 431,833 shares of common stock issuable upon the exercise of warrants, of which warrants to purchase 315,833 shares of common stock were acquired prior to the private placement. Jeffrey B. Davis is the natural person with voting and investment control over these shares.

(28)	Includes 30,000 shares of common stock issuable upon the exercise of warrants. Herbert Kurlan is the natural person with voting and investment control over these shares.

(29)	Includes 53,000 shares of common stock issuable upon the exercise of warrants.

(30)	Includes 75,000 shares of common stock issuable upon the exercise of warrants.

(31)	Includes 60,000 shares of common stock issuable upon the exercise of warrants. Jarid Sims and Joseph Franck are the natural persons with voting and investment control over these shares.

(32)	Includes 45,000 shares of common stock issuable upon the exercise of warrants.

(33)	Includes 180,000 shares of common stock issuable upon the exercise of warrants. Keith A. Goodman is the natural person with voting and investment control over these shares. Mr. Goodman disclaims beneficial ownership of these shares.

(34)	Includes 181,250 shares of common stock issuable upon the exercise of warrants, of which warrants to purchase 50,000 shares of common stock were acquired prior to the private placement. Steven Kavorkian and John Kavorkian are the natural persons with voting and investment control over these shares.

(35)	Includes 1,500,000 shares of common stock issuable upon the exercise of warrants, of which warrants to purchase 900,000 shares of common stock were acquired prior to the private placement. Joseph Edelman and Andrew Sankin are the natural persons with voting and investment control over these shares.

(36)	Includes 22,500 shares of common stock issuable upon the exercise of warrants.

(37)	Includes 24,200 shares of common stock issuable upon the exercise of warrants. Mr. Keyser is affiliated with Dawson James Securities, Inc., an NASD registered broker-dealer.

(38)	Includes 195,000 shares of common stock issuable upon the exercise of warrants. Lindsay A. Rosenwald is the natural person with voting and investment control over these shares. Dr. Rosenwald is also the sole shareholder and chairman of Paramount BioCapital, Inc., an NASD registered broker-dealer, and of Paramount BioCapital Asset Management, Inc., an investment adviser registered with the SEC.

(39)	Includes 120,000 shares of common stock issuable upon the exercise of warrants.

(40)	Includes 45,000 shares of common stock issuable upon the exercise of warrants.

(41)	Includes 37,500 shares of common stock issuable upon the exercise of warrants. Rubicon Global Value Fund, L.P. is a subsidiary of Rubicon Global Holdings, LLC, an investment company registered under the Investment Company Act of 1940.

(42)	Includes 22,500 shares of common stock issuable upon the exercise of warrants. Andrew N. Margulies is the natural person with voting and investment control over these shares.

(43)	Includes 30,000 shares of common stock issuable upon the exercise of warrants.

(44)	Includes 1,632,400 shares of common stock issuable upon the exercise of warrants, of which warrants to purchase 1,314,400 shares of common stock were acquired prior to the private placement. Steven H. Rouhandeh is the natural person with voting and investment control over these shares. SCO Capital Partners LLC is an affiliate of SCO Securities LLC, an NASD registered broker-dealer.

(45)	Includes 1,450,000 shares of common stock issuable upon the exercise of warrants, of which warrants to purchase 250,000 shares of common stock were acquired prior to the private placement. Steven Derby is the natural person with voting and investment control over these shares.

(46)	Includes 86,250 shares of common stock issuable upon the exercise of warrants.

(47)	Includes 360,000 shares of common stock issuable upon the exercise of warrants. Steven M. Sack is the natural person with voting and investment control over these shares.

(48)	Includes 420,833 shares of common stock issuable upon the exercise of warrants, of which warrants to purchase 300,833 shares of common stock were acquired prior to the private placement. James Smith is the natural person with voting and investment control over these shares.

(49)	Includes 60,000 shares of common stock issuable upon the exercise of warrants. Walter Schenker and Steven Slawson are the natural persons with voting and investment control over these shares.

(50)	Includes 2,500 shares of common stock issuable upon the exercise of warrants. Mr. Hands is affiliated with Dawson James Securities, Inc., an NASD registered broker-dealer.

(51)	Includes 45,000 shares of common stock issuable upon the exercise of warrants. Peter H. Weiss is the natural person with voting and investment control over these shares.

(52)	Includes 76,050 shares of common stock issuable upon the exercise of warrants. I. Keith Maher is the natural person with voting and investment control over these shares.

(53)	Includes 74,100 shares of common stock issuable upon the exercise of warrants. I. Keith Maher is the natural person with voting and investment control over these shares.

(54)	Includes 44,850 shares of common stock issuable upon the exercise of warrants. I. Keith Maher is the natural person with voting and investment control over these shares.

(55)	Includes 210,387 shares of common stock issuable upon the exercise of warrants. Dmitry Balyasny and Jacob Gottlieb are the natural persons with voting and investment control over these shares.

(56)	Includes 232,470 shares of common stock issuable upon the exercise of warrants. Dmitry Balyasny and Jacob Gottlieb are the natural persons with voting and investment control over these shares.

(57)	Includes 32,178 shares of common stock issuable upon the exercise of warrants. Dmitry Balyasny and Jacob Gottlieb are the natural persons with voting and investment control over these shares.

(58)	Includes 173,127 shares of common stock issuable upon the exercise of warrants. Dmitry Balyasny and Jacob Gottlieb are the natural persons with voting and investment control over these shares.

(59)	Includes 300,000 shares of common stock issuable upon the exercise of warrants. Arthur Jones, Jennifer Kelly and Derek Wood are the natural persons with voting and investment control over these shares.

(60)	Includes 2,500 shares of common stock issuable upon the exercise of warrants. Mr. Fox is affiliated with Dawson James Securities, an NASD registered broker-dealer.

(61)	Includes 133,333 shares of common stock issuable upon the exercise of warrants.

(62)	Includes 216,666 shares of common stock issuable upon the exercise of warrants.

(63)	Includes 50,000 shares of common stock issuable upon the exercise of warrants.

(64)	Includes 50,000 shares of common stock issuable upon the exercise of warrants.

(65)	Includes 50,000 shares of common stock issuable upon the exercise of warrants.

(66)	Includes 21,668 shares of common stock issuable upon the exercise of warrants.

(67)	Includes 83,333 shares of common stock issuable upon the exercise of warrants.

(68)	Includes 80,000 shares of common stock issuable upon the exercise of warrants.

(69)	Includes 20,000 shares of common stock issuable upon the exercise of warrants.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling stockholders. Sales of shares may be made by selling stockholders, including their respective donees, transferees, pledgees or other successors-in-interest directly to purchasers or to or through underwriters, broker-dealers or through agents. Sales may be made from time to time on the American Stock Exchange, any other exchange or market upon which our shares may trade in the future, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to market prices, or at negotiated or fixed prices. The shares may be sold by one or more of, or a combination of, the following:

•	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction (including crosses in which the same broker acts as agent for both sides of the transaction);

•	purchases by a broker-dealer as principal and resale by such broker-dealer, including resales for its account, pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	through options, swaps or derivatives;

•	in privately negotiated transactions;

•	in making short sales or in transactions to cover short sales; and

•	put or call option transactions relating to the shares.

The selling stockholders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.

The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, the broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with the selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery of shares offered by this prospectus to those broker-dealers or other financial institutions. The broker-dealer or other financial institution may then resell the shares pursuant to this prospectus (as amended or supplemented, if required by applicable law, to reflect those transactions).

The selling stockholders and any broker-dealers that act in connection with the sale of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by broker-dealers or any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify each of the selling stockholders and each selling stockholder has agreed, severally and not jointly, to indemnify us against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

The selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

Upon being notified by a selling stockholder that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of each such selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the initial price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transactions.

In addition, if required under applicable law or the rules or regulations of the Commission, we will file a supplement to this prospectus when a selling stockholder notifies us that a donee or pledgee intends to sell more than 500 shares of common stock.

We are paying all expenses and fees customarily paid by the issuer in connection with the registration of the shares. The selling stockholders will bear all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.

LEGAL MATTERS

The validity of the shares offered by this prospectus has been passed upon by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.

EXPERTS

The consolidated financial statements and schedule of Antares Pharma, Inc. as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the SEC’s Public Reference Room at prescribed rates. You should call 1-800-SEC-0330 for more information on the SEC’s Public Reference Room. Our SEC filings are also available to you free of charge at the SEC’s Internet website at http://www.sec.gov. Most of our SEC filings are also available to you free of charge at our Internet website at http://www.antarespharma.com.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC permits us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than information furnished to, and not filed with, the SEC), prior to the sale of all the shares covered by this prospectus.

(1)	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006 filed with the SEC on May 15, 2006

(2)	Our Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC on March 20, 2006, as amended on Form 10-K/A filed with the SEC on May 5, 2006;

(3)	Our Current Reports on Form 8-K filed with the SEC on January 10, 2006, February 14, 2006, February 28, 2006, March 6, 2006, and May 9, 2006.

(4)	All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

(5)	The description of our common stock contained in a registration statement filed on Form 8-A under the Securities Exchange Act of 1934 filed on September 22, 2004, including any amendments or reports filed for the purpose of updating that description.

You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

Antares Pharma, Inc.

707 Eagleview Boulevard, Suite 414

Exton, PA 19341

Attention: Investor Relations

Telephone: (610) 458-6200

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by Antares Pharma, Inc. (except any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares). All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Filing Fee – Securities and Exchange Commission	$2,824
Legal fees and expenses	$20,000
Accounting fees and expenses	$20,000
Miscellaneous expenses	$17,176

Total Expenses	$60,000

Item 15.	Indemnification of Directors and Officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The Registrant’s Certificate of Incorporation provides that a director of the Registrant shall not be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as currently in effect or as the same may hereafter be amended.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

The Registrant’s by-laws provide that the Registrant will, to the maximum extent permitted under the laws of the State of Delaware, indemnify and advance expenses upon request to each director and officer of the Registrant against any and all judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by such director or officer or on such director’s or officer’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter of which he or she is, or is threatened to be made, a party to or participant in by reason of his or her corporate status. Unless ordered by a court, the Registrant will not provide indemnification to such a director or officer unless a determination has been made that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. Such a determination will be made by (a) a majority vote of disinterested directors or an appointed committee of disinterested directors, (b) if there are no disinterested directors or if the disinterested directors direct, by independent legal counsel or (c) by the stockholders of the Registrant.

The Registrant has purchased directors’ and officers’ liability insurance which would indemnify its directors and officers against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as such.

Item 16.	Exhibits

EXHIBIT NUMBER	DESCRIPTION
4.1	Certificate of Incorporation of the Registrant.*

4.2	Bylaws of the Registrant.*

4.3	Form of Common Stock and Warrant Purchase Agreement, dated February 27, 2006, by and between the Registrant and each purchaser (filed as Exhibit 10.57 to the Registrant’s Annual Report on Form 10-K filed on March 20, 2006, File No. 001-32302, and incorporated by reference herein).

4.4	Investor Rights Agreement, dated March 2, 2006, by and among the Registrant and parties listed therein (filed as Exhibit 10.58 to the Registrant’s Annual Report on Form 10-K filed on March 20, 2006, File No. 001-32302, and incorporated by reference herein).

4.5	Form of Common Stock Purchase Warrant, dated March 2, 2006, by and among the Registrant and parties listed therein (filed as Exhibit 10.59 to the Registrant’s Annual Report on Form 10-K filed on March 20, 2006, File No. 001-32302, and incorporated by reference herein).

4.6	Stock Purchase Agreement with Sicor Pharmaceuticals, Inc., dated November 23, 2005 (filed as Exhibit 10.55 to the Registrant’s Annual Report on Form 10-K filed on March 20, 2006, File No. 001-32302, and incorporated by reference herein).

4.7	Form of Common Stock Purchase Warrant and Related Schedule of Holders and Other Terms.

5.1	Opinion of Morgan, Lewis & Bockius LLP.

23.1	Consent of KPMG LLP.

23.2	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1 filed herewith).

24.1	Power of Attorney (included on signature page of the Registration Statement).*

*	Previously filed.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (a)(i), (a)(ii) and (a)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in this Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) of the Securities Act that is part of the Registration Statement.

(b)	That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Exton, Commonwealth of Pennsylvania, on May 16, 2006.

ANTARES PHARMA, INC.

By:	/s/ ROBERT F. APPLE
Robert F. Apple
Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Jack E. Stover	President, Director and Chief Executive Officer	May 16, 2006

/S/ ROBERT F. APPLE Robert F. Apple	Senior Vice President and Chief Financial Officer	May 16, 2006

* Dr. Jacques Gonella	Chairman of the Board of Directors	May 16, 2006

* Thomas J. Garrity	Director	May 16, 2006

* Anton Gueth	Director	May 16, 2006

* Dr. Rajesh Shrotriya	Director	May 16, 2006

* Dr. Paul Wotton	Director	May 16, 2006

*By:	/s/ ROBERT F. APPLE
Robert F. Apple
Attorney-in-fact

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
4.1	Certificate of Incorporation of the Registrant.*

4.2	Bylaws of the Registrant.*

4.3	Form of Common Stock and Warrant Purchase Agreement, dated February 27, 2006, by and between the Registrant and each purchaser (filed as Exhibit 10.57 to the Registrant’s Annual Report on Form 10-K filed on March 20, 2006, File No. 001-32302, and incorporated by reference herein).

4.4	Investor Rights Agreement, dated March 2, 2006, by and among the Registrant and parties listed therein (filed as Exhibit 10.58 to the Registrant’s Annual Report on Form 10-K filed on March 20, 2006, File No. 001-32302, and incorporated by reference herein).

4.5	Form of Common Stock Purchase Warrant, dated March 2, 2006, by and among the Registrant and parties listed therein (filed as Exhibit 10.59 to the Registrant’s Annual Report on Form 10-K filed on March 20, 2006, File No. 001-32302, and incorporated by reference herein).

4.6	Stock Purchase Agreement with Sicor Pharmaceuticals, Inc., dated November 23, 2005 (filed as Exhibit 10.55 to the Registrant’s Annual Report on Form 10-K filed on March 20, 2006, File No. 001-32302, and incorporated by reference herein).

4.7	Form of Common Stock Purchase Warrant and Related Schedule of Holders and Other Terms.

5.1	Opinion of Morgan, Lewis & Bockius LLP.

23.1	Consent of KPMG LLP.

23.2	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1 filed herewith).

24.1	Power of Attorney (included on signature page of the Registration Statement).*

*	Previously filed.